Itaú Unibanco Holding S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: August 2015

1.
We inform the capital market agents that, during August 2015, Itaú Unibanco acquired 30,380,000 preferred shares1, and the average acquisition price was R$27.11, a minimum of R$ R$24.96 and a maximum of R$29.37.

2.
In accordance with the Material Fact disclosed on August 27, 2015, the Board of Directors renewed the acquisition limit of up to 11.0 million common shares and 50.0 million preferred shares of own issue for the period from August 28, 2015 to August 26, 2016.

3.	History information is available on the organization’s Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, September 1st, 2015.

MARCELO KOPEL
Investor Relations Officer

1.
These acquisitions refer to the share repurchase program approved in July, 2015, by the Board of Directors that authorized the acquisition of up to 11.0 million common shares and 55.0 million preferred shares, and that would be in effect from August 5, 2015 to August 4, 2016, which was closed on August 27, 2015.